                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. __________)(1)


                          MARKS BROS. JEWELERS, INC.
 ----------------------------------------------------------------------------
                                (Name of Issuer)

Common Stock, par value $.001, including associated preferred stock purchase rights
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  570698 10 0
                ----------------------------------------------
                                 (CUSIP Number)





(1) The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 570698 10 0               13G             PAGE  2  OF  5  PAGES

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Hugh M. Patinkin

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) / /
   Not Applicable                                          (b) / /
-------------------------------------------------------------------------------
3  SEC USE ONLY


-------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S. Citizen
-------------------------------------------------------------------------------
                5  SOLE VOTING POWER

                   425,604
  NUMBER OF     ---------------------------------------------------------------
   SHARES       6  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         276,982
    EACH        ---------------------------------------------------------------
  REPORTING     7  SOLE DISPOSITIVE POWER
   PERSON
    WITH           425,604
                ---------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                   276,982
-------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   702,586
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

   Not Applicable
-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   7.1%
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 5 pages

ITEM 1(a).  NAME OF ISSUER:

            Marks Bros. Jewelers, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            155 N. Wacker Dr., Ste. 500, Chicago, IL 60606

ITEM 2(a).  NAME OF PERSON FILING:

            Hugh M. Patinkin

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            155 N. Wacker Dr., Ste. 500, Chicago, IL 60606

ITEM 2(c).  CITIZENSHIP:

            U.S. Citizen

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.001, including preferred stock purchase rights

ITEM 2(e).  CUSIP NUMBER:

            570698 10 0

ITEM 3.     NOT APPLICABLE

ITEM 4.     OWNERSHIP.

            (a)   Amount beneficially owned:

                  702,587 Shares*

            (b)   Percent of class:

                  7.1%

            (c)   Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote - 425,604*

                  (ii)   Shared power to vote or direct the vote - 276,982

                  (iii)  Sole power to dispose or to direct the
                         disposition of - 425,604*

                  (iv) Shared power to dispose or to direct the disposition of - 276,982

            * Includes 19,537 shares issuable upon the exercise of options which are fully exercisable or exercisable within 60 days.





                              Page 3 of 5 pages

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          NOT APPLICABLE


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          NOT APPLICABLE


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          NOT APPLICABLE

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          NOT APPLICABLE

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          NOT APPLICABLE


ITEM 10.  CERTIFICATION.

          NOT APPLICABLE





                              Page 4 of 5 pages

                                  SIGNATURE



   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 3, 1997
                                         --------------------------------
                                                      (Date)


                                               Hugh  M. Patinkin
                                        --------------------------------
                                                  (Signature)



                                     Hugh M. Patinkin/Chairman, President & CEO
                                     ------------------------------------------
                                                  (Name/Title)





                              Page 5 of 5 pages